X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740


06016019

DELIVERED BY MAIL

August 9, 2006


SEC MAIL PROCESSING
RECEIVED
AUG 15 2006
WASH. D.C.
209
SECTION

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated August 9, 2006
- Material Change Report dated August 9, 2006

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan
/cw
+ encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **August 9, 2006**

X-CAL AGREES TO PRIVATE PLACEMENT WITH KINROSS

X-Cal Resources Ltd. and Kinross Gold Corporation have entered into an agreement whereby X-Cal has agreed to sell 3.5 million of its common shares @ $CAN 0.32 per share to Kinross on a private placement basis. The $1,120,000.xx proceeds of private placement will be utilized on X-Cal's Nevada Gold projects.

The private placement is subject to regulatory approval and certain closing conditions of the subscription agreement. In combination with its existing X-Cal shareholdings, Kinross will beneficially own a total of 13 million common shares, representing approximately 10.5% of 123,635,255 shares that will be issued and outstanding at closing. The securities are being acquired for investment purposes by Kinross.

X-Cal has three Nevada Gold Properties: Sleeper is located in Humboldt County. The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Properties are both located in the Cortez Area, Lander County, Nevada.

X-Cal's geologic team is planning a major drill program at Sleeper as recommended in the current NI-43-101 report for that property. The first target area to be tested will be the "Range Front" area which has been allocated a budget of $US 1 million. Drilling will begin as soon as a drill becomes available. The Range Front target is over 5km in length, located east of the Sleeper mine site. It is one of five priority target areas recommended for drilling, within the 30 square mile Sleeper Gold District.

X-Cal recently acquired 100% of the Sleeper Gold Project by purchasing the 50% interest that was held by a joint-venture partner (see press release dated May 17/06).

The total recommended budget for testing of the five priority areas at Sleeper is $US 15 million. X-Cal will have approximately $CAN 5 million and no debt following closing of the above-mentioned private placement.

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

August 09, 2006

3. **Press Release**

A Press release was disseminated on Wednesday, August 9, 2006.

4. **Summary of Material Change**

X-Cal Resources Ltd. and Kinross Gold Corporation have entered into an agreement whereby X-Cal has agreed to sell 3.5 million of its common shares @ $CAN 0.32 per share to Kinross on private placement basis. The C$1,120,000.xx proceeds of private placement will be utilized on X-Cal's Nevada Gold projects.

The private placement is subject to regulatory approval and certain closing conditions of the subscription agreement. In combination with its existing X-Cal shareholdings, Kinross will beneficially own a total of 13 million common shares, representing approximately 10.5% of 123,635,255 shares that will be issued and outstanding at closing. The securities are being acquired for investment purposes by Kinross.

5. **Full Description of Material Change**

See Schedule "A" Below

6. Reliance on Section 85(2) of the Securities Act (British Columbia)

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on August 9, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL

August 9, 2006

News Release

X-CAL AGREES TO PRIVATE PLACEMENT WITH KINROSS

X-Cal Resources Ltd. and Kinross Gold Corporation have entered into an agreement whereby X-Cal has agreed to sell 3.5 million of its common shares @ $CAN 0.32 per share to Kinross on private placement basis. The C$1,120,000.xx proceeds of private placement will be utilized on X-Cal's Nevada Gold projects.

The private placement is subject to regulatory approval and certain closing conditions of the subscription agreement. In combination with its existing X-Cal shareholdings, Kinross will beneficially own a total of 13 million common shares, representing approximately 10.5% of 123,635,255 shares that will be issued and outstanding at closing. The securities are being acquired for investment purposes by Kinross.

X-Cal has three Nevada Gold Properties: Sleeper is located in Humboldt County. The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Properties are both located in the Cortez Area, Lander County, Nevada.

X-Cal's geologic team is planning a major drill program at Sleeper as recommended in the current NI-43-101 report for that property. The first target area to be tested will be the "Range Front" area which has been allocated a budget of $US 1 million. Drilling will begin as soon as a drill becomes available. The Range Front target is over 5km in length, located east of the Sleeper mine site. It is one of five priority target areas recommended for drilling, within the 30 square mile Sleeper Gold District.

X-Cal recently acquired 100% of the Sleeper Gold Project by purchasing the 50% interest that was held by a joint-venture partner (see press release dated May 17/06).

The total recommended budget for testing of the five priority areas at Sleeper is $US 15 million. X-Cal will have approximately $CAN 5 million and no debt following closing of the above-mentioned private placement.

The contents of this release have been reviewed by Robert Thomason M.Sc., and Larry Kornze, P.Eng, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*